December 23, 2008
Via Edgar
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Pactiv Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Forms 10-Q for Fiscal Quarter Ended September 30, 2008
File No. 1-15157
Dear Mr. Decker:
We are writing in response to your letter dated November 26, 2008, regarding the above filings. For your convenience, we have repeated your comments in bold.
Form 10-K for the year ended December 31, 2007
     General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.
Response: Where appropriate we have included in our responses proposed language for our disclosures in future filings. Please note that in those areas where disclosure is dependent on future events, such as our future pension plan funding and income disclosure, which will depend on the results of our December 31, 2008 actuarial calculations, the specific language may be revised depending on the actual results.
     Management’s Discussion and Analysis
2.	In your discussion of significant trends, opportunities and challenges on page 16 of your Form 10-Q for the period ended September 30, 2008, you disclose that worldwide stock markets have declined significantly in 2008 and interest rates on corporate bonds in the U.S. have risen significantly. These events will likely have an impact on the value of U.S. qualified pension plan assets and liabilities at the next funding measurement date and it is possible that you would be required to make a significant cash contribution to your pension plan in 2009. In the absence of a major recovery in the value of pension plan assets or a major upward movement in interest rates by year-end 2008, it is likely that you will recognize a substantial reduction to shareholder’s equity on your balance sheet which would have no effect on income, cash flow, debt-covenant compliance, or requirements to make contributions to the pension plan. We encourage you to continue to provide disclosures regarding known trends, events, or conditions that are reasonably likely to materially impact your financial condition, results of operations, liquidity, or capital resources. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks related to these trends, events, or conditions, including the risk that charges may need to be recorded or significant cash contributions could have to be made. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.
Response: Our Form10-K filing for the year ended December 31, 2008 (our “2008 10-K”) will include a robust discussion of the results of the year-end 2008 measurement of pension assets and liabilities and its impact on our expected pension funding for 2009 and 2010, on pension income for 2009 and on equity as of December 31, 2008. Those amounts will be driven by various factors, primarily the performance of plan assets and the pension discount rate for funding and accounting puposes. In order to provide some quantification around these risks we intend to provide additional disclosure in our 2008 10-K as shown in Attachment 1 to this letter, which discusses the variables which most significantly impact pension funding. We believe this disclosure will provide sufficient information for readers to assess the impact of these factors in the interim periods between measurement dates. Our disclosures in our interim reports will continue to provide discussions regarding known trends and changes in conditions which are likely to have an impact on pension related funding and accounting.
     Critical Accounting Policies
     Pension Plans, page 20
3.	We encourage you to provide a robust discussion of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of net pension income and plan assets as well as in your determination of whether additional cash contributions to the plans will need to be made. You should continue to discuss how sensitive your determination of net pension income is to each of the significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others, including those which are more sensitive to current market conditions. Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements. Please address both U.S. and non-U.S. pension plans.
Response: As indicated above, our 2008 10-K will include a discussion of the results of the year end 2008 measurement of our pension assets and liabilities and the impact on pension funding and pension income. We will update the sensitivity disclosures of the impact of change in the expected rate of return and will describe the expected rate of return as the assumption which has the most significant impact on pension income among the various pension assumptions necessary for these calculations. We will continue to disclose the sensitivity of pretax pension income to a change in the discount rate. We intend to provide additional details of the other factors and calculations which determine pretax pension income as shown in Attachment 2. Our liquidity section of M, D & A will include a discussion of potential pension funding requirements in the context of our cash flow from operations and the unutilized portion of our credit facility. Our discussion will focus on our U.S. plan because our non-U.S. plans are immaterial.
     Notes to the Financial Statements
     Note 2. Summary of Accounting Policies
     Goodwill and Intangible Assets, Net, page 33
4.	In the interest of providing readers with a better insight into your judgments in accounting for goodwill and intangible assets, please address the following:
•	Please disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	Your disclosures indicate that you use different methods, including discounted cash flow projections, to determine the fair values of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why you selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

•	Please disclose how you weigh each of the methods used, including the basis for that weighting;

•	Please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, please disclose how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
Response: Our Goodwill and Intangible Assets footnote will be expanded to include the following information:
•
We test goodwill for impairment at the reporting unit level. Our four reporting units are Institutional, Specialty (both part of the Foodservice reportable segment), Consumer and Other (Corporate functions). Our operating segments are each deemed to be a reporting unit as none of the operating segments’ components qualifies as a separate reporting unit or the operating segment is comprised of only one component.

•
We will clarify in our disclosure that the fair value of our reporting units is determined using one method, the discounted cash flow method. We believe this is the most appropriate method as it reflects how Pactiv as well as other investors typically value packaging industry companies. We will also disclose that we compare the result of the discounted cash flow method to the enterprise value (market capitalization plus debt) of Pactiv.

•
The many assumptions used in the cash flow analysis are subject to the accuracy of our projections of volume, selling price, raw materials costs and S, G & A expenses. We will disclose the percentage by which cash flows would have to decrease to have a failure in step one of the SFAS #142 impairment test.

     Financial Statements
     Notes to the Financial Statements
     Note 6 – Long-Term Debt, and Financing Arrangements
5.	You disclose that you were in full compliance with financial and other covenants in your various credit agreements at December 31, 2007. Please expand your disclosures to the specific terms of the most stringent and/or material debt covenants in any of your debt agreements. Please include a tabular presentation of any significant required ratios as well as your actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.
Response: We will expand our M, D & A disclosure to include the two financial covenants ratios contained in our debt agreements:

i.	An interest coverage ratio defined as consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) divided by interest expense. The minimum required ratio is 3.50 to 1.00. As of September 30, 2008 the actual ratio was 5.82 to 1.00. (We will of course provide the ratio at December 31, 2008).

ii.	Total debt to EBITDA ratio. The maximum permitted ratio is 3.50 to 1.00. At September 30, 2008 the actual ratio is 2.29 to 1.00.
We will also state that there have been no stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in our debt agreements. Because we only have two financial covenants, we would expect to disclose this information in textual rather than tabular format.
     Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm
6.	Please file an amendment to your Form 10-K to include a signed consent from Ernst & Young LLP. Refer to Item 601(b) (23) (ii) of Regulation S-K.
Response: Through a clerical error an unsigned consent was filed with the 2007 10-K. We have filed a Form 10-K/A on December 18, 2008 to include the signed consent.
     FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008
     General
7.	Please address the above comments in your interim filings as well.
Response: Our future interim filings will also be updated as appropriate to reflect our responses above.
Pactiv Corporation acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at 847-482-2776 if you have any questions regarding this letter, or if you would like further information.
Sincerely,
Pactiv Corporation

By:	/s/ Edward T. Walters
Edward T. Walters
Senior Vice President and
Chief Financial Officer

cc:	Nudrat Salik, Staff Accountant
Joseph A. Doyle, Vice-President, General Counsel and Secretary, Pactiv Corporation

Attachment 1
We are required to contribute $___ million on an after-tax basis to the U.S. pension plan in calendar year 2009. We have chosen to contribute $___ million on an after-tax basis in 2009. For 2010, the minimum required after-tax cash contribution to the U.S. pension plan is most sensitive to two factors, the actual rate of return on plan assets in 2009 and the pension funding discount rate change from the beginning of 2009 to the beginning of 2010. Assuming that the plan assets earn an actual rate of return in 2009 equal to our expected long-term rate of return of 9% and the pension funding discount rate as of January 1, 2010 is _%, unchanged from the rate as of January 1, 2009, we estimate a minimum required cash contribution in 2010 to the U.S. pension plan on an after-tax basis of approximately $___ million. Holding the pension funding discount rate constant, each one percentage-point increase (decrease) in the annual actual rate of return up to _% would reduce (increase) the minimum required cash contribution on an after-tax basis by approximately $___ million. On the same basis, each one percentage-point increase in the actual rate of return above _% would reduce the minimum required after-tax cash contribution by approximately $ ___million.
Holding the actual rate of return constant, each one-half percentage-point increase (decrease) in the pension funding discount rate would reduce (increase) the minimum required after-tax cash contribution by approximately $___ million.

Attachment 2
We use a market-related method for calculating the value of plan assets. This method recognizes the difference between actual and expected returns on plan assets over time. The market-related value of plan assets (MRVA) as of January 1, 2009 is $___ million. Each year, the expected gain on plan assets (MRVA multiplied by the expected rate of return) is compared to the change in fair market value of assets (adjusted for pension benefit payments and expenses) during the year to determine the asset gain or loss for the year just ended.
The asset gain or loss for the year just ended is amortized over five years to the pool of amortizable actuarial gains or losses accumulated from prior years as outlined in SFAS No. 87, “Employers’ Accounting for Pensions”. Also added to the amortizable pool are all other actuarial gains or losses which have occurred during the year just ended. The pool is amortized using the “corridor approach” in SFAS #87. The corridor amount is ten percent of the greater of the MRVA or the pension benefit obligation. The amount of actuarial gains or losses to be amortized as a component of pension income is the amount of the pool in excess of the corridor amount. The accumulated pool of amortizable losses as of January 1, 2009 was $___ million. The amortization period is determined by the weighted average of the life expectancy of inactive plan participants and the remaining service expectancy of active plan participants. As of January 1, 2009, this weighted average is _ years.
Cash contributions to the plan will increase the MRVA dollar for dollar. Pretax pension income is impacted by the expected rate of return on the contribution amount prorated to reflect the date of contribution.